
05043991

CM 8.30


SEC MAIL PROCESSING
RECEIVED
AUG 25 2005
WASH. D.C. 199 SECTION

SEC [illegible] ISSION

Washington, D.C. [illegible]

AM 8-29-2005

| OMB APPROVAL | |
|---|---|
| OMB Number: | 3235-0123 |
| Expires: | January 31, 2007 |
| Estimated average burden hours per response | 12.00 |

# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8- 50391 |

FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING July 1, 2004 (MM/DD/YY) AND ENDING June 30, 2005 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: James Fox Securities, Inc.

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1155 Sportfisher Drive Suite 210
(No. and Street)

Oceanside (City) California (State) 92054 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

James Fox 760/908-6716
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Darilek, Butler & Co., P.C.
(Name – *if individual, state last, first, middle name*)

2702 N Loop 1604 E, Ste 202 (Address) San Antonio (City) Texas (State) 78232 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
SEP 02 2005
THOMSON FINANCIAL

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AM VA 8/31/05

# OATH OR AFFIRMATION

I, James Fox, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of James Fox Securities, Inc., as of June 30, 20 05, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



OFFICIAL SEAL
ANNA JENSEN
NOTARY PUBLIC - STATE OF NEW MEXICO
My commission expires: 4-19-09

Signature

Chief Financial Officer
Title

8-24-05
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- X (o) Independent Auditors' Report on Internal Accounting Control Required by SEC

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

DARILEKBUTLER
CERTIFIED PUBLIC ACCOUNTANTS

ROBERT F. DARILEK, C.P.A.
STEVEN H. BUTLER, C.P.A.

2702 N. Loop 1604 East, Suite 202
San Antonio, Texas 78232
Phone (210) 979-0055
Fax (210) 979-0058

# INDEPENDENT AUDITORS' REPORT

The Board of Directors
James Fox Securities, Inc.
Oceanside, California

We have audited the accompanying statement of financial condition of James Fox Securities, Inc., as of June 30, 2005, and the related statements of income, changes in stockholder's equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of James Fox Securities, Inc. as of June 30, 2005, and the results of its operations and cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.



San Antonio, Texas
August 5, 2005

JAMES FOX SECURITIES, INC.

Statement of Financial Condition
June 30, 2005

ASSETS

| | | |
|---|---|---|
| Current Assets: | | |
| Cash | $ | 24,458 |
| Accounts Receivable - Commissions | | 2,580 |
| Accounts Receivable - Interest | | 717 |
| Prepaid Expenses | | 1,597 |
| Total Current Assets | | 29,352 |
| Office Equipment Net of $3,009 in Accumulated Depreciation | | 147 |
| Total Assets | $ | 29,499 |

LIABILITIES AND STOCKHOLDERS' EQUITY

| | | |
|---|---|---|
| Current Liabilities: | | |
| Accounts Payable - Trade | $ | 5,941 |
| Taxes Payable | | 1,087 |
| Total Current Liabilities | | 7,028 |
| Stockholder's Equity: | | |
| Common Stock, $0.01 Par Value, 100,000 Shares Authorized, 100,000 Issued and 50,000 Outstanding | | 1,000 |
| Additional Paid In Capital | | 34,000 |
| Retained Earnings | | 7,471 |
| Total Stockholders' Equity | | 42,471 |
| Less 50,000 Shares Treasury Stock at Cost | | (20,000) |
| | | 22,471 |
| Total Liabilities and Stockholder's Equity | $ | 29,499 |

JAMES FOX SECURITIES, INC.

Statement of Income
Year Ended June 30, 2005

| | | |
|---|---|---|
| **Revenues** | | |
| Commission Income | $ | 72,846 |
| Interest Income | | 7,833 |
| | | 80,679 |
| **Expenses** | | |
| Business Promotion | | 58 |
| Commissions | | 37,125 |
| Contract Labor | | 12,300 |
| Depreciation | | 330 |
| Dues and Subscriptions | | 290 |
| Penalties | | 8 |
| Insurance | | 379 |
| Interest | | 1,315 |
| Licenses and Examination Fees | | 3,254 |
| Office | | 4,680 |
| Other Taxes | | 559 |
| Postage and Shipping | | 202 |
| Professional Fees | | 6,266 |
| Rent | | 3,809 |
| Stock Exchange Fees | | 1,232 |
| Telephone | | 4,554 |
| Travel and Entertainment | | 2,365 |
| | | 78,726 |
| Income before Provision for Federal Income Taxes | | 1,953 |
| Provision for Federal Income Taxes | | 242 |
| Net Income | $ | 1,711 |

The Accompanying Notes are an Integral Part of These Financial Statements.

JAMES FOX SECURITIES, INC.

Statement of Changes in Stockholder's Equity
Year Ended June 30, 2005

| | Common Stock | Additional Paid In Capital | Retained Earnings | Treasury Stock | Total |
|---|---|---|---|---|---|
| Balance - June 30, 2004 | $ 1,000 | $ 34,000 | $ 5,760 | $ (20,000) | $ 20,760 |
| Net Income | 0 | 0 | 1,711 | 0 | 1,711 |
| Balance - June 30, 2005 | $ 1,000 | $ 34,000 | $ 7,471 | $ (20,000) | $ 22,471 |

The Accompanying Notes are an Integral Part of The Financial Statements

JAMES FOX SECURITIES, INC.

Statement of Cash Flows
Year Ended June 30, 2005

| | | |
|---|---|---|
| **Cash Flows From Operating Activities:** | | |
| Net Income (Loss) | $ | 1,711 |
| Adjustments to Reconcile Net Income to Cash Provided (Used) by Operating Activities: | | |
| Depreciation | | 330 |
| (Increase) Decrease in: | | |
| Accounts Receivable - Commissions | | 623 |
| Accounts Receivable - Interest | | (717) |
| Prepaid Expenses | | (396) |
| Increase (Decrease) in: | | |
| Accounts Payable | | (3,728) |
| Taxes Payable | | (44) |
| Net Cash Provided (Used) by Operating Activities | | (2,221) |
| **Cash Flows From Investing Activities:** | | |
| Purchase of Fixed Assets | | 0 |
| **Cash Flows From Financing Activities:** | | |
| Advances from Bank Line of Credit | | 1,230 |
| Payments on Bank line Credit | | (1,230) |
| Net Cash Provided by Financing Activities | | 0 |
| Net Increase (Decrease) in Cash | | (2,221) |
| Cash Balance - June 30, 2004 | | 26,679 |
| Cash Balance - June 30, 2005 | $ | 24,458 |
| **Supplemental Disclosures For Statement of Cash Flows:** | | |
| Cash Paid During the Year for Interest | $ | 1,315 |
| Cash Paid During the Year for State Income Taxes | $ | 845 |

The Accompanying Notes are an Integral Part of These Financial Statements.

## Note A - Organization and Summary of Significant Accounting Policies

### Nature of Business

James Fox Securities, Inc. (the Company) is a registered broker/dealer incorporated under the laws of Arizona, maintaining an office in Oceanside, California.

These statements have been prepared in accordance with standards established for the securities broker and dealers industry.

The Company's transactions with customers consist exclusively of acting as an introducing broker-dealer to a clearing broker-dealer on a fully disclosed basis. The Company transmits all customer funds and securities to the clearing broker-dealer, who, in turn, carries all the accounts of such customers.

Securities transactions and related commission revenues and expenses are recorded on a settlement date basis, generally the third purchase day following the transaction date. The accompanying financial statements would not be materially different if prepared on a trade date basis.

The following is a summary of significant accounting policies of the Company. These accounting policies conform to generally accepted accounting principles (GAAP) and were utilized in preparing the accompanying financial statements.

### Fixed Assets

Fixed assets are recorded at cost and depreciated over the estimated useful lives of the related assets. Depreciation is computed using the Modified Accelerated Cost Recovery System (MACRS) method of depreciation prescribed by the Internal Revenue Service for both financial and income tax reporting purposes; this method, which prescribes useful lives for the assets, does not materially differ from GAAP.

### Income Taxes

Deferred income tax assets and liabilities are computed annually for differences between the financial statements and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized. Income tax expense is the tax payable or refundable for the period plus or minus the change during the period in deferred tax assets or liabilities.

Note A - Organization and Summary of Significant Accounting Policies (Continued)

**Use of Estimates**

The process of preparing financial statements in conformity with generally accepted accounting principles requires the use of estimates and assumptions regarding certain types of assets, liabilities, revenues, and expenses. Such estimates primarily relate to depreciable lives of fixed assets and bad debt estimates. Accordingly, upon settlement, actual results may differ from estimated amounts.

**Cash and Cash Equivalents**

For the purpose of the statement of cash flows, cash represents cash on hand, cash in clearing deposit accounts, and cash in bank depository accounts.

Note B - Federal Income Taxes

The Company's effective tax rate differs from the expected federal income tax rate as follows:

| | | |
|---|---|---|
| Income tax at statutory rate | $ | 293 |
| Permanent book/tax differences | | 120 |
| Total | | 413 |
| Less: Expected Use of Tax Benefits from Previous Net Operating Losses | | (171) |
| Income Tax Expense | $ | 242 |

Deferred tax benefits are recognized in the current year. All prior year tax benefits were offset by valuation allowances.

The Company utilized net operating loss carryforwards totaling $1,144 during the year, which resulted in a reduction of $171 in federal income taxes.

Note C - Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c 3-1), which requires the maintenance of minimum net capital of the greater of 6 2/3% of aggregate indebtedness or $5,000. As of June 30, 2005, the Company had net capital of $20,727, which was $15,727 in excess of its required net capital of $5,000. The Company's net capital ratio was .34 to 1.

Note D - Bank Line of Credit

The Company has established a cash reserve line of credit with the Union Bank of California. The credit line limit is $1,000 with no balance payable at June 30, 2005. The interest rate at June 30, 2005 was 16.8%. Interest expense on the credit line for the year ended June 30, 2005 was $73.

Note E - Concentration of Credit Risk

The Company maintains cash balances at several banks. Accounts at each institution are insured by the Federal Deposit Insurance Corporation (FDIC) up to $100,000. At June 30, 2005, there were no deposits in excess of the FDIC coverage.

DARILEKBUTLER
CERTIFIED PUBLIC ACCOUNTANTS

ROBERT F. DARILEK, C.P.A.
STEVEN H. BUTLER, C.P.A.

2702 N. Loop 1604 East, Suite 202
San Antonio, Texas 78232
Phone (210) 979-0055
Fax (210) 979-0058

# INDEPENDENT AUDITORS' REPORT ON SUPPLEMENTARY INFORMATION REQUIRED BY RULE 17A-5 OF THE SECURITIES AND EXCHANGE COMMISSION

The Board of Directors
James Fox Securities, Inc.
Oceanside, California

We have audited the accompanying financial statements of James Fox Securities, Inc. for the year ended June 30, 2005, and have issued our report thereon dated August 5, 2005. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

San Antonio, Texas
August 5, 2005





A Professional Corporation • Members AICPA PCPS and TSCPA

JAMES FOX SECURITIES, INC.

Schedule I - Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
June 30, 2005

Net Capital and Computation of Basic Net Capital Requirements

| | | |
|---|---|---|
| Total Stockholder's Equity | $ | 22,471 |
| Less: Net Assets not Allowable for Net Capital | | 1,744 |
| Net Capital | | 20,727 |
| Less: Minimum Net Capital Requirements (Greater of 6 2/3% of Aggregate Indebtedness or $5,000) | | 5,000 |
| Excess Net Capital | $ | 15,727 |

Aggregate Indebtedness

Items Included in the Statement of Financial Condition:

| | | |
|---|---|---|
| Accounts Payable and Accrued Expenses | $ | 7,028 |
| Total Aggregate Indebtedness | $ | 7,028 |

| | |
|---|---|
| Ratio: Aggregated Indebtedness to Net Capital | .34 to 1 |

Schedule II - Other Reporting Requirements
June 30, 2005

**Computation for Determination of Reserve Requirements and the Disclosure of Information Related to the Possession or Control Requirements Under Rule 15c3-3.**

The computation for determination of reserve requirements and the information related to the possession or control requirements under Rule 15c3-3 are not applicable. The Company primarily deals in direct participation programs, mutual funds, and general securities. Since the Company does not hold customer securities or have customer accounts, all customer transactions are cleared through another broker dealer on a fully disclosed basis and therefore qualifies for exemption under Rule 15c3-3 (k)(2)(ii).

**Reconciliation of the Computation of Net Capital Under Rule 15c3-1.**

| | | |
|---|---|---|
| Net Capital, as Reported in Part II (Unaudited) FOCUS Report | $ | 20,351 |
| Year-End Adjustment | | 376 |
| Net Capital per Schedule I | $ | 20,727 |

DARILEKBUTLER
CERTIFIED PUBLIC ACCOUNTANTS

ROBERT F. DARILEK, C.P.A.
STEVEN H. BUTLER, C.P.A.

2702 N. Loop 1604 East, Suite 202
San Antonio, Texas 78232
Phone (210) 979-0055
Fax (210) 979-0058

# INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SECURITIES AND EXCHANGE COMMISSION RULE 17A-5

The Board of Directors
James Fox Securities, Inc.
Oceanside, California

In planning and performing our audit of the financial statements of James Fox Securities, Inc. (the Company) for the year ended June 30, 2005, we considered its internal control, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures, including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.
2. Recordation of differences required by rule 17a-13.
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation

of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at June 30, 2005, to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, management, the SEC, the National Association of Security Dealers, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these parties.

San Antonio, Texas
August 5, 2005

